Simpson Thacher & Bartlett llp

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Direct Dial Number (212) 455-2225	E-mail Address eswedenburg@stblaw.com

November 30, 2018

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Joshua Shainess

Re:	Sirius XM Holdings Inc. Registration Statement on Form S-4 Filed October 31, 2018 File No. 333-228088

Dear Mr. Shainess:

This letter sets forth Sirius XM Holdings Inc.’s (“Sirius XM”) responses to the comments letter, dated November 21, 2018 (the “Comment Letter”), of the staff of the Division of Corporation Finance (the “Staff”) relating to Sirius XM’s Registration Statement on Form S-4, initially filed with the Securities and Exchange Commission on October 31, 2018 (File No. 333-228088) (the “Registration Statement”). In connection with this letter, Sirius XM is filing an amendment to the Registration Statement (“Amendment No. 1”) on the date hereof. We are separately furnishing to the Staff two courtesy copies of Amendment No. 1 marked to show the changes.

Set forth below in bold are the comments of the Staff contained in the Comment Letter and immediately below each comment is the response of Sirius XM with respect thereto. Terms used but not defined herein have the meanings ascribed to such terms in the Registration Statement.

Questions and Answers about the Pandora Special Meeting, page 1

1.	If neither parties’ tax counsel is able to give a tax-free opinion at closing, we note the parties’ intentions to restructure the merger so that the transactions will be treatable as a taxable sale. Confirm through additional disclosure that the parties will resolicit Pandora stockholders if the merger is restructured as a taxable transaction.

Response: Sirius XM has revised the Registration Statement in response to the Staff’s comment to reflect the parties’ intent to revise and recirculate the proxy statement/prospectus and resolicit approval of the Pandora stockholders in favor of the restructured transaction if either parties’ tax counsel is unable to give a tax-free opinion at closing and the parties restructure the transactions so that the transactions will be treatable as a taxable sale. Please see pages 4, 13, 22 and 90 of Amendment No. 1.

Beijing	Hong Kong	Houston	London	Los Angeles	Palo Alto	São Paulo	Seoul	Tokyo	Washington, D.C.

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Summary; Conditions to Completion of the Transaction, page 10

2.	Your disclosure indicates that the parties may waive certain conditions to completing the transactions. Clearly delineate which of the conditions are waivable and by which party.

Response: Sirius XM has revised the Registration Statement in response to the Staff’s comment to clarify which conditions are waivable and by which party. Please see pages 10 and 108 of Amendment No. 1.

Risk Factors, page 19

3.	We note your disclosure that changes in the market price of Sirius XM common stock prior to closing will affect the value of the merger consideration that Pandora stockholders will receive. We further note that if the transactions are completed, it will be after the Pandora special meeting where holders will vote, and thus Pandora stockholders will not know the market value of the merger consideration at the time of the vote. Given that the closing of the transactions is subject to the approval of the merger agreement by the Pandora stockholders, expand your risk factor disclosure to address how the risk of any fluctuation in the market price of Sirius XM might impact the willingness of Pandora stockholders to vote in favor of the merger. If at the time of effectiveness, the price of Sirius XM’s common stock has dropped to a point that the implied value of the per share merger consideration is less than the current trading price of Pandora stock, you should highlight the likelihood of this possibility at closing.

Response: Sirius XM has revised the Registration Statement in response to the Staff’s comment to expand the risk factor to highlight the possibility that the market value of the merger consideration upon completion of the transactions may be below the current market price of Pandora common stock and to clarify that the fluctuation of the market price of Sirius XM common stock may adversely impact the willingness of the Pandora stockholders to vote in favor of the merger agreement proposal. Please see page 20 of Amendment No. 1.

Background of the Transactions, page 38

4.	Discuss why Pandora was ultimately amenable to discussing a potential sale of the company to Sirius XM in September 2018 at a lower exchange ratio and enterprise value than what was originally discussed in March 2016.

Response: On behalf of Pandora, we respectfully advise the Staff that the Pandora board of directors regularly considered Pandora’s operations and prospects throughout the period covered in the Registration Statement. In particular, as already disclosed, in late 2015 and early 2016, Pandora launched a number of strategic initiatives and the Pandora board of directors concluded that it was in the best interest of the Pandora stockholders for Pandora to pursue those initiatives in lieu of a sale at that time. Over the ensuing years, as discussed in the Registration Statement and was evidenced by Pandora’s stock price, execution of those strategic initiatives became delayed and the capital requirements for continuing to support those initiatives became acute. Having secured substantial capital from Sirius XM in June 2017 and having narrowed Pandora’s strategic focus, Pandora’s business and stock price stabilized by mid-2018. However, as disclosed in the Registration Statement, the Pandora board of directors nonetheless considered potential headwinds, in addition to tailwinds, affecting its business in evaluating the company’s independent prospects versus a combination with Sirius XM or any other bidder that might emerge. In light of the Staff’s request for additional clarification, Pandora has included additional disclosure on page 50 of Amendment No. 1 reflecting the Pandora board of directors’ consideration of Pandora’s historical operations and competitive pressures in deciding to accept an offer from Sirius XM in September 2018.

5.	Expand your discussion of the parties’ negotiation of the material aspects of the proposed transaction to detail how the parties came to an agreement on the amount of the respective termination fees.

Response: Sirius XM and Pandora have revised the Registration Statement in response to the Staff’s comment to include additional disclosure regarding the negotiation of the respective termination fees for the transaction. Please see pages 47-49 of Amendment No. 1.

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6.	Confirm through additional disclosure on page 40 that Pandora paid KKR $22.5 million to terminate the KKR Investment Agreement on June 7, 2017.

Response: Sirius XM has revised the Registration Statement in response to the Staff’s comment to provide that on June 9, 2018, Pandora paid KKR the $22.5 million termination fee to terminate the KKR Investment Agreement. Please see page 41 of Amendment No. 1.

Opinion of LionTree Advisors LLC, page 69

7.	We note your disclosure on page 71 that LionTree’s opinion was provided “solely” for the benefit of the Pandora board of directors. This disclosure suggests stockholders may not consider or rely on the information in the opinion. Because it is inconsistent with the disclosures relating to the opinion, the limitation should be deleted. Alternatively, disclose the basis for LionTree’s belief that shareholders cannot rely upon the opinion to support any claims against LionTree arising under applicable state law (e.g., the inclusion of an express disclaimer in LionTree’s engagement letter with Pandora). Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state-law defense to LionTree would have no effect on the rights and responsibilities of either LionTree or the board of directors under the federal securities laws. Refer to http://www.sec.gov/divisions/corpfin/guidance/ci111400ex regm-a.htm.

Response: Sirius XM has revised the Registration Statement in response to the Staff’s comment to remove this limitation. Please see page 71 of Amendment No. 1.

Unaudited Pro Forma Condensed Combined Consolidated Financial Information, page 113

8.	Please update to provide a pro forma balance sheet and income statement as of the most recent interim period. Please refer to Rule 11-02(c) of Regulation S-X.

Response: Sirius XM has revised the Registration Statement to provide pro forma condensed combined consolidated financial information for Sirius XM and its subsidiaries as of and for September 30, 2018, the most recent interim period. Please see pages 116–117 of Amendment No. 1.

Note 2 - Estimated Consideration and Pro Forma Purchase Price Allocation, page 118

9.	We note your disclosures on page 1 and elsewhere throughout the filing that the Pandora preferred stock will be cancelled for no consideration. Please revise to explain why you included the liquidation value of the Pandora preferred stock in your calculation of total estimated consideration.

Response: The merger agreement provides that the Pandora preferred stock will be cancelled for no consideration. As a result of such cancellation, upon the closing of the transaction, Sirius XM will forego all future economic benefits of ownership of such preferred stock. Accordingly, for accounting purposes, to reflect the cost to Sirius XM of the cancellation of the Pandora preferred stock, the amount of the liquidation preference of such preferred stock is included in the calculation of total estimated consideration being paid by Sirius XM. Sirius XM has revised the Registration Statement to include clarifying language for why the liquidation value of the Pandora preferred stock is included in the calculation of total estimated consideration. Please see pages 114 and 119 of Amendment No. 1.

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Note 3 - Pro Forma Adjustments, page 121

10.	Please provide a quantified breakdown of Pandora’s property and equipment by asset class, indicating the historic carrying value, fair value, and adjustment amount.

Response: Sirius XM has revised the Registration Statement in response to the Staff’s comment to include a description and table showing the net book value, reclassification adjustments and pro forma fair value of property and equipment by asset class in the unaudited pro forma combined condensed consolidated balance sheet as of September 30, 2018. Please see page 122 of Amendment No. 1.

11.	We note that adjustment 3(a) reflects a $40 million reduction to property and equipment, net. Please disclose why the historic net carrying value of Pandora’s property and equipment exceeds your estimate of fair value. Also, explain to us why it is not necessary for Pandora to record an asset impairment charge in its results of operations. In this regard, tell us when Pandora last assessed the fair value of these assets, the results of this assessment, and the methodology used.

Response: The reduction to Property and Equipment, net, was a reclassification of “Software developed for internal use - customer facing” to Intangible Assets as this technology was included in the estimated fair value of Developed Technology included within Intangible Assets. All other property and equipment has been recorded at its cost basis in the unaudited pro forma combined condensed consolidated balance sheet as of September 30, 2018. Please see page 122 of Amendment No. 1.

12.	It appears that adjustment 3(a) has removed depreciation and amortization expense out of cost of services and into a separate line item. If true, please revise the title of the cost of services line item on your pro forma statements of comprehensive income to clearly indicate that fact.

Response: Cost of services excludes depreciation and amortization to conform Pandora’s financial statement presentation to Sirius XM’s. Sirius XM has revised the Registration Statement in response to the Staff’s comment to clarify that the cost of services line item on Sirius XM’s unaudited pro forma combined condensed consolidated statements of comprehensive income excludes the impact of depreciation and amortization. Please see pages 117 and 118 of Amendment No. 1.

13.	Please revise your discussion of adjustment 3(f) to more clearly identify the nature and amount of items being reclassified.

Response: Sirius XM has revised its discussion set forth in adjustment 3(f) in response to the Staff’s comment to more clearly identify the nature and amount of the items being reclassified in the unaudited pro forma combined condensed consolidated financial statements. Please see page 123 of Amendment No. 1.

14.	We note that your adjustment 3(h) to income taxes was calculated using your effective tax rate rather than the statutory tax rate. Please refer to Instruction 7 to 11-02(b) of Regulation S-X and revise, or advise us.

Response: Sirius XM has revised the Registration Statement to calculate the adjustment to income taxes using Sirius XM’s statutory tax rate, as set forth in adjustment 3(h). Please see page 123 of Amendment No. 1.

15.	Please revise to clarify the nature, amount, and purpose of adjustment 3(j).

Response: Sirius XM has revised the Registration Statement to remove adjustment 3(j). Please see page 123 of Amendment No. 1.

*****

Please note that Sirius XM has included certain changes in Amendment No. 1 other than those in response to the Staff’s comments.

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If the Staff has any questions concerning this response letter or requires further information, please do not hesitate to contact the undersigned at (212) 455-2225 or Ravi Purushotham at (212) 455-2627.

Very truly yours,

/s/ Eric Swedenburg

cc:	James E. Meyer
Patrick L. Donnelly
Sirius XM Holdings Inc.

Stephen Bené
Pandora Media, Inc.

Martin A. Wellington
Jennifer F. Fitchen
Sidley Austin LLP